Filed pursuant to Rule 433. Registration Statement Nos. 333-162219,
333-162219-01, 333-179685 and 333-179685-01

www.rbs.com/etnUS or 1.855. RBS.ETPS (1.855.727.3877)

Back in the Market!
As of Friday, August 31st, the RBS Gold Trendpilot[tm]
Exchange Traded Note began tracking the Price of Gold Bullion.

RBS Gold Trendpilot[tm] ETN return:
Year-to-date: 4.33% 1
Since inception: 14.83%(1)

The RBS Gold Trendpilot[tm] ETN tracks the RBS Gold Trendpilot[tm] Index which uses a trend-following strategy* to provide exposure to:

o Price of Gold Bullion; or
o 3-month US Treasury bills yield ("cash rate")

The RBS Gold Trendpilot[tm] Index had been tracking the cash rate since March 22,
2012.
*If the closing level of the Price of Gold Bullion is at or above its historical 200-Index business day simple moving average for five consecutive
Index business days, the RBS Gold Trendpilot[tm] Index will track the Price of
Gold Bullion. If the Price of Gold Bullion is below such moving average for five consecutive Index business days, the RBS Gold Trendpilot[tm] Index will track the Cash Rate.

Learn more about trend-following strategies offered by RBS by calling
1.855. RBS.ETPS (1.855.727.3877) or visiting www.rbs.com/etnUS.

NYSE Arca: TBAR Learn more about TBAR

Learn more about the RBS suite of ETNs

TBAR

RBS Gold Trendpilot[tm] ETN

Download:
Prospectus | Factsheet

Inception Date 2/17/11

Daily Redemption Value(1)                       Inception Since RBS ETN Year-to-Date 1-Year
(as of 8/31/2012)                    ETN Ticker   Date     Inception (%)  (%)         (%)
RBS US Large Cap Trendpilot[tm] ETN      TRND      12/6/10        8.51     12.75       12.57
RBS US Mid Cap Trendpilot[tm] ETN        TRNM      1/25/11        -5.81    5.48         5.31
------------------------------------ ---------- --------- -------------- ----------- ------
RBS Gold Trendpilot[tm] ETN               TBAR     2/17/11        14.83    4.33        -12.21
RBS Oil Trendpilot[tm] ETN                TWTI     9/13/11        2.03     -1.90          -
RBS NASDAQ-100([R]) Trendpilot[tm] ETN    TNDQ     12/8/11        13.54    13.82          -
RBS China Trendpilot[tm] ETN              TCHI     4/13/12        -5.20      -            -

(1)Includes the deduction of the annual investor fee, which accrues on a daily basis. The annual investor fee will be equal to: (i) (a) 1.00% per annum when the applicable Trendpilot[tm] Indices that are tracked by the RBS US Large Cap
Trendpilot[tm] ETNs, RBS US Mid Cap Trendpilot[tm] ETNs, RBS Gold Trendpilot[tm]
ETNs and the RBS NASDAQ-100[R] Trendpilot[tm] ETNs are tracking, respectively, the SandP 500[R] Total Return Index, the SandP MidCap 400[R] Total Return Index,
the Price of Gold Bullion and the NASDAQ-100[R] Total Return Index and (b) 1.10%
per annum when the applicable Trendpilot[tm] Indices that are tracked by the RBS
Oil Trendpilot[tm] ETNs and RBS China Trendpilot[tm] ETNs are tracking, respectively, the RBS 12-Month Oil Total Return Index and the BNY Mellon China
Select ADR

Total Return Index(SM); and (ii) 0.50% per annum when any of the Trendpilot[tm]
Indices that are tracked by the RBS ETNs are tracking the yield on a hypothetical notional investment in 3-month U.S. Treasury bills as of the most recent weekly auction (the "Cash Rate").

CERTAIN RISK CONSIDERATIONS: The RBS ETNs involve risks not associated with an investment in conventional debt securities, including a possible loss of some or all of your investment. The level of the relevant Index must increase by an amount sufficient to offset the aggregate investor fee applicable to the RBS
ETNs in order for you to receive at least the principal amount of your investment back at maturity or upon early repurchase or redemption. The RBS Oil
Trendpilot(TM) ETNs and the RBS Oil Trendpilot(TM) Index (USD) do not provide exposure to spot prices of crude oil and, consequently, may not be representative of an investment that provides exposure to crude oil. Each
Trendpilot[tm] Index may underperform its respective Benchmark Index, and is expected to perform poorly in volatile markets. The RBS China Trendpilot[tm]
ETNs involve risks associated with an investment in emerging markets, as well as currency exchange risk. Even though the RBS ETNs are listed on the NYSE Arca, a trading market may not develop and the liquidity of the RBS ETNs may be limited an/or vary over time, as RBS plc is not required to maintain any listing of the
RBS ETNs. The RBS ETNs are not principal protected and do not pay interest. Any payment on the RBS ETNs is subject to the ability of the applicable issuer and guarantor to pay their respective obligations when they become due. You should carefully consider whether the RBS ETNs are suited to your particular circumstances before you decide to purchase them. We urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the RBS ETNs.

The RBS ETNs are not suitable for all investors. You should carefully read the relevant pricing supplement and prospectus, including the more detailed explanation of the risks involved in any investment in the RBS ETNs as described in the "Risk Factors" section of the applicable pricing supplement, before investing.

IMPORTANT INFORMATION: The Royal Bank of Scotland plc (RBS plc), The Royal Bank
of Scotland Group plc, The Royal Bank of Scotland N.V. (RBS N.V.) and RBS
Holdings N.V. (collectively, the RBS Entities) have filed a registration statement (including a prospectus) with the Securities and Exchange Commission
(SEC) for the offering of RBS ETNs to which this communication may relate.
Before you invest in any RBS ETNs, you should read the relevant prospectus in such registration statement and other documents that have been filed with the
SEC for more complete information about the relevant RBS Entities and offerings.
You may get these documents for free by visiting EDGAR on the SEC website at
www.sec.gov. Alternatively, RBS N.V., RBS plc, RBS Securities Inc. (RBSSI) or
any dealer participating in the relevant offering will arrange to send you the relevant prospectus and pricing supplements if you request by calling
1-855-RBS-ETPS (toll-free).

RBS China Trendpilot[tm] Index, RBS US Large Cap Trendpilot[tm] Index (USD), RBS
US Mid Cap Trendpilot[tm] Index (USD) and RBS Gold Trendpilot[tm] Index (USD)
are the property of The Royal Bank of Scotland plc, which has contracted with
SandP Opco, LLC (a subsidiary of SandP Dow Jones Indices LLC) ("SandP Dow Jones
Indices") to maintain and calculate these Trendpilot Indices. The SandP 500([R])
Index and the SandP MidCap 400([R]) Index are the exclusive property of SandP
Dow Jones Indices and have been licensed for use by RBSSI and its affiliates in connection with the RBS US Large Cap Trendpilot[tm] Index (USD) and the RBS US
Mid Cap Trendpilot[tm] Index (USD), respectively. SandP Dow Jones Indices shall have no liability for any errors or omissions in calculating these
Trendpilot[tm] Indices. SandP([R]) is a registered trademark of SPFS Standard and Poor's Financial Services LLC ("SPFS") and Dow Jones([R]) is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"). These trademarks have been licensed to SandP Dow Jones Indices.

"Standard and Poor's([R])", "SandP([R])", "SandP 500([R])" and "SandP MidCap
400([R])" are registered trademarks of SPFS and together with the "Calculated by
SandP Dow Jones Indices Custom" and its related stylized mark(s) have been licensed for use by RBSSI and its affiliates. The RBS China Trendpilot[tm] ETNs,
RBS US Large Cap Trendpilot[tm] ETNs, RBS US Mid Cap Trendpilot[tm] ETNs and RBS
Gold Trendpilot[tm] ETNs are not sponsored, endorsed, sold or promoted by SandP
Dow Jones Indices, SPFS, Dow Jones, their affiliates or their third party licensors, and neither SandP Dow Jones Indices, SPFS, Dow Jones, their affiliates or their third party licensors make any representation regarding the advisability of investing in such RBS ETNs.

NASDAQ([R]), OMX([R]), NASDAQ OMX([R]), NASDAQ-100([R]), NASDAQ-100 Index([R])
and NASDAQ-100([R]) Total Return IndexSM are registered trademarks and service marks of The NASDAQ OMX Group, Inc. and are licensed for use by RBS plc. The RBS
NASDAQ-100([R]) Trendpilot(TM) Index is the property of RBS plc. RBS plc has contracted with The NASDAQ OMX Group, Inc. (which with its affiliates and subsidiaries is referred to as the "Corporations") to calculate and maintain the
RBS NASDAQ-100([R]) Trendpilot(TM) Index, either directly or through a third party. Currently, the RBS NASDAQ-100([R]) Trendpilot(TM) Index is calculated and maintained by Standard and Poor's ("SandP") on behalf of The NASDAQ OMX Group,
Inc. SandP and the Corporations shall have no liability for any errors or omissions in calculating the Index. The RBS NASDAQ-100([R]) Trendpilot(TM) ETNs,
which are based on the RBS NASDAQ-100([R]) Trendpilot(TM) Index, have not been passed on by the Corporations or SandP as to their legality or suitability and are not sponsored, endorsed, sold or promoted by the Corporations or SandP. THE
CORPORATIONS AND SandP MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO
THE RBS NASDAQ-100([R]) TRENDPILOT(TM) ETNs.

RBS Oil Trendpilot(TM) Index (USD) and RBS 12-Month Oil Total Return Index (USD)
are the property of RBS plc and are calculated by NYSE Arca, a wholly-owned subsidiary of NYSE Euronext. The RBS Oil Trendpilot[tm] ETNs, which track the
RBS Oil Trendpilot(TM) Index (USD) and RBS 12-Month Oil Total Return Index
(USD), are not issued, sponsored, endorsed, sold or promoted by NYSE Arca, and
NYSE Arca makes no representation regarding the advisability of investing in such ETNs. NYSE ARCA MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY
EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A
PARTICULAR PURPOSE WITH RESPECT TO THE RBS OIL TRENDPILOT[tm] INDEX (USD) OR RBS
12-MONTH OIL TOTAL RETURN INDEX (USD) OR ANY DATA INCLUDED THEREIN. IN NO EVENT
SHALL NYSE ARCA HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR
CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE
POSSIBILITY OF SUCH DAMAGES.

BNY Mellon is a corporate brand of The Bank of New York Mellon Corporation and may be used as a generic term to reference the corporation as a whole or its various subsidiaries. BNY Mellon and BNY Mellon ADR Indices and BNY Mellon DR
Indices are service marks owned by The Bank of New York Mellon Corporation. This information is provided for general purposes only and is not investment advice.
We provide no advice nor recommendations or endorsement with respect to any company, security or products based on any index licensed by BNY Mellon, and we make no representation regarding the advisability of investing in the same. BNY
Mellon's Depositary Receipt business is conducted through BNY Mellon.

BNY Mellon does not guarantee the accuracy, timeliness and/or completeness of
BNY Mellon ADR Indices and BNY Mellon DR Indices, or any associated indices, or any data included therein, and BNY Mellon shall have no liability for any errors, omissions, or interruptions therein. BNY Mellon makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to BNY Mellon ADR Indices and BNY Mellon DR Indices or any associated indices, or any data included therein, or any materials derived from such data. Without limiting any of the foregoing, in no event shall the company have any liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages. For the full disclaimer please see the pricing supplement relating to the notes that RBS plc and RBS Group filed with the SEC.

Copyright[C] 2012 RBS Securities Inc. All rights reserved. RBS Securities Inc., a U.S. registered broker-dealer, member of FINRA and SIPC, is an indirect wholly-owned subsidiary of The Royal Bank of Scotland plc and an affiliate of
RBS NV.